Aames 2001-3
Mortgage Pass-Through Certificates
Series 2001-3
Credit Enhancement Report for May 28, 2002 Distribution
Credit Enhancement Report
ACCOUNTS	GROUP 2	GROUP 1	TOTAL
SPACE INTENTIONALLY LEFT BLANK

INSURANCE	GROUP 2	GROUP 1	TOTAL

PMI Premiums	0.00	1,255.66	1,255.66

STRUCTURAL FEATURES	GROUP 2	GROUP 1	TOTAL

Overcollateralization Amount			2,588,151.64
Overcollateralization Requirement			4,812,728.65
Excess Interest			362,222.92

Page 11 of 27	© COPYRIGHT 2002 Deutsche Bank